UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
THE SECURITIES EXCHANGE ACT OF 1934

For the month of February 2025

Commission File Number: 001-40238

SANTECH HOLDINGS LIMITED

Level 15, AIA Central, No.1 Connaught Road Central

Central, Hong Kong

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒	Form 40-F ☐

EXPLANATORY NOTE

On February 6, 2025, Santech Holdings Limited (the “Company”) issued a press release announcing that The Nasdaq Stock Market LLC (“Nasdaq”) has determined to grant the Company an exception to Listing Rule 5250(c)(1) of Nasdaq’s Listing Rules, giving the Company an extension, until May 14, 2025, to file its Annual Report on Form 20-F for the fiscal year ended June 30, 2024. A copy of the press release is attached hereto as Exhibit 99.1.

Exhibits

99.1	Press release dated February 6, 2025

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Santech Holdings Limited

By:	/s/ Lawrence Lok
Name:	Lawrence Lok
Title:	Director, Acting CEO

Date: February 6, 2025